UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-29829

PACIFIC FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

1101 S. Boone Street

Aberdeen, Washington 98520-5244

(360) 533-8870

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, $1.00 par value per share
(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☐

Rule 12g-4(a)(2) ☐

Rule 12h-3(b)(1)(i) ☒ *

Rule 12h-3(b)(1)(ii) ☐

Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date: 978.

*The issuer is suspending its Section 15(d) reporting obligations pursuant to Rule 12h-3 in reliance on published staff interpretations allowing issuers to rely on Rule 12h-3 notwithstanding that rule amendments have not been adopted to address changes to Section 12(g) under the Jumpstart Our Business Startups Act of 2012.

Pursuant to the requirements of the Securities Exchange Act of 1934, Pacific Financial Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 6, 2015	By:	/s/ Douglas N. Biddle
Douglas N. Biddle Executive Vice President and Chief Financial Officer